UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K furnished by Tiziana Life Sciences LTD to the Securities and Exchange Commission (the “SEC”) on October 16, 2026 (the “Original Form 6-K”) solely to provide that the information contained in the Original Form 6-K, including Exhibit 99.1 thereto, is incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-286064) and Form S-8 (Reg. No. 333-293620).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 2, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

2